

September 28, 2006

Via Facsimile (312) 558-5700 and U.S. Mail

Leland E. Hutchinson
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

RE: **Diamond Management & Technology Consultants, Inc.**
Schedule TO-I filed August 3, 2006, as amended
File No. 5-53119

Dear Mr. Hutchinson:

We have the following comment on the above-referenced filings.

1.   We note your responses to prior comments 1, 2 and 4. While not necessarily concurring with your analysis, we will raise no further comments at this time.

Closing

Direct any questions to me at (202) 551-3345.


Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
